TRANSFER AGENCY AND SERVICE AGREEMENT

FEE SCHEDULE

Effective March 1, 2024

Fee Schedule for Services as Transfer Agent, Dividend Disbursing Agent and Shareholder Servicing Agent for the Institutional Class, Administrative Class, Investor Class and Retirement Class, as applicable, of the following Funds:

HARBOR FUNDS

Harbor Capital Appreciation Fund

Harbor Convertible Securities Fund

Harbor Core Bond Fund

Harbor Core Plus Fund

Harbor Disruptive Innovation Fund

Harbor Diversified International All Cap Fund

Harbor International Fund

Harbor International Compounders Fund

Harbor International Core Fund

Harbor International Growth Fund

Harbor International Small Cap Fund

Harbor Large Cap Value Fund

Harbor Mid Cap Fund

Harbor Mid Cap Value Fund

Harbor Small Cap Growth Fund

Harbor Small Cap Value Fund

Fees for the Institutional Class and Administrative Class are based on the average daily net asset value of the respective Fund. Fees are billable on a monthly basis at a rate of up to 0.10% of the average daily net assets for the preceding month.

Fees for the Investor Class are based on the average daily net asset value of the respective Fund. Fees are billable on a monthly basis at a rate of up to 0.21% of the average daily net assets for the preceding month.

Fees for the Retirement Class are based on the average daily net asset value of the respective Fund. Fees are billable on a monthly basis at a rate of up to 0.02% of the average daily net assets for the preceding month.

All mass mailings to shareholders shall be the responsibility of each Fund, except that Harbor Services Group, Inc. shall provide the Fund with the appropriate mailing labels.

HARBOR FUNDS on behalf of each of the Funds listed above	HARBOR SERVICES GROUP, INC.

/s/ Diana R. Podgorny	/s/ Gregg M. Boland
Diana R. Podgorny	Gregg M. Boland
Chief Compliance Officer and Chief Legal Officer	President